1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Corey F. Rose corey.rose@dechert.com +1 202 261 3314 Direct

May 17, 2022

VIA EDGAR

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:        The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Ms. O’Neal:

This letter responds to comments you provided telephonically to me, Lisa Zeises and Alexander Karampatsos on April 18, 2022, with respect to the Registrant’s Post-Effective Amendment No. 172, filed on March 4, 2022, relating to the Hartford Schroders International Contrarian Value Fund and the Hartford Schroders Sustainable International Core Fund (each, a “Fund” and collectively the “Funds”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

Comment 1. Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for each Fund.

Response 1. The completed Annual Fund Operating Expenses table and Expense Example for each Fund will be sent via e-mail on or prior to May 17, 2022.

Comment 2. Please confirm that there is no recoupment provision in connection with the expense reimbursement arrangements reflected in the Annual Fund Operating Expenses table for each Fund.

Response 2. The Registrant confirms that these arrangements will not include a recoupment provision.

Comment 3. The Principal Investment Strategy section of the Hartford Schroders Sustainable International Core Fund’s prospectus includes the following disclosure: “[t]his includes companies that have an attractive sustainability score based on the Sub-Advisers’ proprietary rating system and/or companies that the Sub-Advisers engage with to improve sustainability practices.” Please consider revising this disclosure to clarify the meaning of this sentence.

Response 3. The Registrant confirms that it will revise the disclosure in response to this comment.

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Should you have any questions regarding this letter, please contact the undersigned at 202-261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Michelle Lombardo

Lisa D. Zeises

John V. O’Hanlon

Alexander C. Karampatsos